Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                            Six Months Ended
                               June 30,           Year Ended December 31,
                            1995   1994      1994   1993   1992   1991   1990


Income before income taxes $  65  $  71     $147  $ 154  $ 158   $ 164  $ 182

Fixed Charges:
   Interest expense
     Xerox debt                3      2        5       4      2     -       2
     Other debt              105    100      197     205    210    200    205
       Total fixed charges   108    102      202     209    212    200    207

Earnings available for
  fixed charges            $ 173  $ 173    $ 349   $ 363  $ 370  $ 364  $ 389

Ratio of earnings to
  fixed charges (1)         1.60   1.70     1.73    1.74   1.75   1.82   1.88



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses.













(11)